Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-135270

PROSPECTUS

8,244,880 Shares

PACIFIC ETHANOL, INC.

Common Stock
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This a public offering of 8,244,880 shares of our common stock, including an aggregate of 5,496,583 issued and outstanding shares of our common stock and an aggregate of 2,748,297 shares of our common stock underlying warrants. All shares are being offered by selling security holders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling security holders. Our common stock is quoted on the Nasdaq National Market under the symbol “PEIX.” On July 10, 2006, the closing sale price of our common stock on the Nasdaq National Market was $24.29 per share.

The mailing address and the telephone number of our principal executive offices are 5711 N. West Avenue, Fresno, California 93711, (559) 435-1771.
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Investing in our shares of common stock involves risks. See “Risk Factors” beginning on page 7 for factors you should consider before buying shares of our common stock.
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This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 11, 2006.

PROSPECTUS SUMMARY

To fully understand this offering and its consequences to you, you should read the following summary along with the more detailed information and our consolidated financial statements and the notes to those statements incorporated by reference in this prospectus. In this prospectus, the words “we,” “us,” “our” and similar terms refer to Pacific Ethanol, Inc., a Delaware corporation, together with its subsidiaries unless the context provides otherwise.

Pacific Ethanol, Inc.

Our primary goal is to become a leader in the production, marketing and sale of ethanol and other renewable fuels in the Western United States.

Through our wholly-owned subsidiary, Kinergy Marketing, LLC, or Kinergy, we are currently engaged in the business of marketing and distributing ethanol in the Western United States. We provide transportation, storage and delivery of ethanol through third-party service providers. We sell ethanol primarily in California, Nevada, Arizona, Washington and Oregon and have extensive customer relationships throughout the Western United States and extensive supplier relationships throughout the Western and Midwestern United States. We do not currently produce any ethanol that we sell. Until we commence the production of ethanol, if at all, we expect our operations to consist primarily of the marketing, distribution and sale by Kinergy of ethanol produced by third-parties. Accordingly, we expect that until we complete the construction of our initial ethanol production facility in Madera County, California, our consolidated net sales will consist solely of net sales generated by Kinergy. We anticipate that our sales will grow in the long-term as demand for ethanol increases, as our planned ethanol production facilities begin operating and as a result of our marketing agreements with third-party ethanol producers.

We believe that we have a competitive advantage due to the market niche that we have developed by supplying ethanol to customers in several major metropolitan and rural markets in California and other Western states. We also believe that the experience of our management over the past two decades and the operations Kinergy has conducted over the past five years have enabled us to establish valuable relationships in the ethanol marketing industry and understand the business of marketing and distributing ethanol.

Through Pacific Ethanol Madera, LLC, or PEI Madera, a second-tier subsidiary of our wholly-owned subsidiary, Pacific Ethanol California, Inc., or PEI California, we are constructing an ethanol production facility in Madera County to begin the production and sale of ethanol and its co-products. We also intend to construct or otherwise acquire one or more additional ethanol production facilities as financing resources and business prospects make the construction or acquisition of these facilities advisable.

In May 2006, we raised an aggregate of $145.0 million in gross proceeds in a private offering at $26.38 per share and issued 5,496,583 shares of common stock and warrants to purchase an aggregate of 2,748,297 shares of common stock at an exercise price of $31.55 per share. Net proceeds from this private offering totaled approximately $138.0 million, a portion of which will be used to complete the construction of additional ethanol production facilities.

In April 2006, we raised $84.0 million in a private offering of our Series A Cumulative Redeemable Convertible Preferred Stock and secured up to approximately $34.0 million in debt financing. A portion of the preferred stock financing and the entire amount of the debt financing may be used to complete the construction of our ethanol production facility in Madera County.

In March 2005, we completed a share exchange transaction, or the Share Exchange Transaction, with the shareholders of PEI California, and the holders of the membership interests of each of Kinergy and ReEnergy, LLC, or ReEnergy. Upon completion of the Share Exchange Transaction, we acquired all of the issued and outstanding shares of capital stock of PEI California and all of the outstanding membership interests of each of Kinergy and ReEnergy. Immediately prior to the consummation of the Share Exchange Transaction, our predecessor, Accessity Corp., a New York corporation, or Accessity, reincorporated in the State of Delaware under the name Pacific Ethanol, Inc.

ReEnergy previously held an option to acquire real property in Visalia, California, on which we intended to build an ethanol production facility. Recently, we decided not to proceed with our initial plans to build a facility on the Visalia site and we are in the process of dissolving ReEnergy.

Prior to the Share Exchange Transaction, through its wholly-owned subsidiary Sentaur Corp., Accessity was in the business of providing medical billing recovery services for hospitals. Sentaur Corp’s services were designed to help hospitals recoup discounts improperly taken by insurance companies and other institutional payors of medical treatments. In addition, through its wholly-owned subsidiary DriverShield CRM Corp., Accessity was in the business of providing internet-based vehicle repair management services, including collision and general repair programs, estimating and auditing services and vehicle rentals for insurance companies and affinity group members. PEI California divested all Accessity operations simultaneously with the Share Exchange Transaction.

Corporate Information

Our principal executive offices are located at 5711 N. West Avenue, Fresno, California 93711. Our telephone number is (559) 435-1771. Our Internet address is http://www.pacificethanol.net. Information contained on, or that is accessible through, our websites should not be considered to be part of this prospectus.

The Offering
Common stock offered by the selling security holders	8,244,880 shares
Common stock outstanding prior to this offering	37,223,236 shares
Common stock to be outstanding after this offering	39,971,533 shares(1)
Use of proceeds	All proceeds of this offering will be received by selling security holders for their own accounts. See “Use of Proceeds.”
Nasdaq National Market symbol	PEIX
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(1) Represents 37,223,236 shares of common stock currently outstanding plus 2,748,297 shares of common stock underlying warrants. Other than the 2,748,297 shares of common stock underlying warrants, all shares of common stock offered by the selling security holders are issued and outstanding.

The number of shares of common stock being offered by the selling security holders includes an aggregate of 5,496,583 outstanding shares of common stock held by the selling security holders and assumes the exercise of warrants whose underlying shares of common stock are covered by this prospectus in exchange for 2,748,297 shares of common stock, and the immediate resale of all of those 8,244,880 shares of common stock. The number of shares of common stock that will be outstanding upon the completion of this offering is based on the 37,223,236 shares outstanding as of July 10, 2006, and excludes the following:

•
76,000 shares of common stock reserved for issuance under our Amended 1995 Incentive Stock Plan, of which options to purchase 76,000 shares were outstanding as of that date, at a weighted average exercise price of $5.95 per share;

•
1,677,500 shares of common stock reserved for issuance under our 2004 Stock Option Plan, of which options to purchase 665,000 shares were outstanding as of that date, at a weighted average exercise price of $7.83 per share;

•
216,251 shares of common stock underlying warrants outstanding as of that date, not including shares of common stock underlying warrants and offered under this prospectus, at a weighted average exercise price of $2.21 per share; and

•	any additional shares of common stock we may issue from time to time after that date.

Summary Consolidated Historical Financial Data

The following financial data should be read in conjunction with the consolidated financial statements and the related notes thereto and our “Management’s Discussion and Analysis or Plan of Operation” discussions, all of which are incorporated by reference into this prospectus.

The consolidated statements of operations data for the three months ended March 31, 2006 and 2005 and the consolidated balance sheet data at March 31, 2006 and 2005 are derived from the consolidated unaudited financial statements incorporated by reference into this prospectus. The consolidated statements of operations data for the years ended December 31, 2005, 2004 and 2003 and the consolidated balance sheet data at December 31, 2005, 2004 and 2003 are derived from the consolidated audited financial statements incorporated by reference into this prospectus. The historical results that appear below are not necessarily indicative of results to be expected for any future periods.

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003
Consolidated Statements of Operations Data and other Comprehensive Income:
Net sales	$38,239,167	$2,301,997	$87,599,012	$19,764	$1,016,594
Cost of goods sold	35,913,920	2,254,370	84,444,183	12,523	946,012
Gross profit	2,325,247	47,627	3,154,829	7,241	70,582
Selling, general and administrative expenses	2,984,084	743,233	10,994,630	2,277,510	647,731
Feasibility study expensed in connection with acquisition of ReEnergy	--	852,250	852,250	--	--
Acquisition cost expense in excess of cash received	--	--	480,948	--	--
Discontinued design of cogeneration facility	--	--	310,522	--	--
Loss from operations	(658,837)	(1,547,856)	(9,483,521)	(2,270,269)	(577,149)
Total other income (expense)	51,779	(107,853)	(433,998)	(530,698)	(279,930)
Loss from operations before income taxes	(607,058)	(1,655,709)	(9,917,519)	(2,800,967)	(857,079)
Provision for income taxes	4,705	1,600	5,600	1,600	1,600
Net loss	$(611,763)	$(1,657,309)	$(9,923,119)	$(2,802,567)	$(858,679)
Other comprehensive income, net of tax:
Cash flow hedges:
Net change in the fair value of derivatives	674,208	--	--	--	--
Comprehensive income (loss)	$62,445	$(1,657,309)	$(9,923,119)	$(2,802,567)	$(858,679)
Loss per share, basic and diluted	$(0.02)	$(0.10)	$(0.40)	$(0.23)	$(0.07)
Weighted-average shares outstanding, basic and diluted	29,587,193	16,257,942	25,065,872	12,396,895	11,733,200
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,200,902	$20,743,553	$4,521,111	$42	$249,084
Working capital (deficit)	(10,569,314)	19,218,405	(2,894,133)	(1,024,747)	(357,576)
Total assets	63,532,812	41,658,982	48,184,812	7,179,263	6,559,634
Stockholders’ equity	34,881,141	32,745,745	28,515,431	1,355,732	1,367,828

No cash dividends on our common stock were declared during any of the periods presented above.

Various factors materially affect the comparability of the information presented in the above table. These factors relate primarily to a Share Exchange Transaction that was consummated on March 23, 2005 with the shareholders of PEI California, and the holders of the membership interests of each of Kinergy and ReEnergy, pursuant to which we acquired all of the issued and outstanding capital stock of PEI California and all of the outstanding membership interests of Kinergy and ReEnergy.

Summary Unaudited Condensed Consolidated Pro Forma Financial Data

The following tables present a summary of our unaudited condensed consolidated pro forma financial data for the years ended December 31, 2005 and 2004. You should read this financial data together with “Management’s Discussion and Analysis or Plan of Operation,” and our historical audited consolidated financial statements and the related notes thereto, all of which are incorporated by reference into this prospectus.

On March 23, 2005, we completed a Share Exchange Transaction with the shareholders of PEI California and the holders of the membership interests of each of Kinergy and ReEnergy, pursuant to which we acquired all of the issued and outstanding capital stock of PEI California and all of the outstanding membership interests of Kinergy and ReEnergy. This transaction has been accounted for as a reverse acquisition whereby PEI California is the accounting acquiror. Accordingly, the unaudited condensed consolidated statements of operations data for the years ended December 31, 2005 and 2004 give effect to the acquisition by PEI California of Accessity, Kinergy and ReEnergy as if the acquisitions had been consummated on January 1, 2004. Pro forma condensed consolidated balance sheet data is not presented because the balance sheets of Accessity, Kinergy and ReEnergy and related purchase accounting adjustments are consolidated and included in the financial statements included in our annual report on Form 10-KSB for the year ended December 31, 2005 filed with the Securities and Exchange Commission on April 14, 2006. Pro forma adjustments for Accessity are not included because they would have no material impact on the pro forma financial information presented.

The summary unaudited condensed consolidated pro forma financial data are presented for illustrative purposes only and do not represent what our results of operations actually would have been if the transactions referred to above had occurred as of the dates indicated or what our results of operations will be for future periods. The presented information does not include certain cost savings and operational synergies that we expect to achieve upon fully consolidating our acquisitions.

	Year Ended December 31, 2005		Year Ended December 31, 2004
	Pacific Ethanol	Pro Forma Pacific Ethanol and Acquisitions	Pacific Ethanol	Pro Forma Pacific Ethanol and Acquisitions
Consolidated Statements of Operations Data:		(unaudited )		(unaudited )
Net sales	$87,599,012	$111,186,711	$19,764	$82,810,168
Cost of goods sold	84,444,183	107,644,784	12,523	79,593,420

Gross profit	3,154,829	3,541,927	7,241	3,216,748
Selling, general and administrative expenses	10,994,630	11,287,945	2,277,510	5,532,721
Feasibility study expensed in connection with acquisition of ReEnergy	852,250	852,250	--	852,250
Acquisition cost expense in excess of cash received	480,948	480,948	--	--
Discontinued design of cogeneration facility	310,522	310,522	--	--

Loss from operations	(9,483,521)	(9,389,738)	(2,270,269)	(3,168,223)
Total other expense	(433,998)	(433,998)	(530,698)	(535,535)

Loss from operations before income taxes	(9,917,519)	(9,823,736)	(2,800,967)	(3,703,758)
Provision for income taxes	5,600	5,600	1,600	2,400

Net loss	$(9,923,119)	$(9,829,336)	$(2,802,567)	$(3,706,158)

Loss per share, basic and diluted	$(0.40)	$(0.35)	$(0.23)	$(0.14)

Weighted-average shares outstanding, basic and diluted	25,065,782	28,192,572	12,396,895	26,486,347

RISK FACTORS

The following summarizes material risks that you should carefully consider before you decide to buy our common stock in this offering. Any of the following risks, if they actually occur, would likely harm our business, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you could lose the money you paid to buy our common stock.

Risks Related to our Combined Operations

We have incurred significant losses in the past and we may incur significant losses in the future. If we continue to incur losses, we will experience negative cash flow, which may hamper our operations, may prevent us from expanding our business and may cause our stock price to decline.

We have incurred losses in the past. As of March 31, 2006, we had an accumulated deficit of approximately $14.2 million. For the three months ended March 31, 2006, we incurred a net loss of approximately $600,000. For the year ended December 31, 2005, we incurred a net loss of approximately $9.9 million. We expect to incur losses for the foreseeable future and at least until the completion of our first ethanol production facility in Madera County. We estimate that the earliest completion date of this facility and, as a result, our earliest date of ethanol production, will not occur until the fourth quarter of 2006. We expect to rely on cash on hand, cash, if any, generated from our operations and financings to fund all of the cash requirements of our business. If our net losses continue, we will experience negative cash flow, which may hamper current operations and may prevent us from expanding our business. We may be unable to attain, sustain or increase profitability on a quarterly or annual basis in the future. If we do not achieve, sustain or increase profitability our stock price may decline.

The high concentration of our sales within the ethanol production and marketing industry could result in a significant reduction in sales and negatively affect our profitability if demand for ethanol declines.

Our revenue is and will continue to be derived primarily from sales of ethanol. Currently, the predominant oxygenate used to blend with gasoline is ethanol. Ethanol competes with several other existing products and other alternative products could also be developed for use as fuel additives. We expect to be completely focused on the production and marketing of ethanol and its co-products for the foreseeable future. We may be unable to shift our business focus away from the production and marketing of ethanol to other renewable fuels or competing products. Accordingly, an industry shift away from ethanol or the emergence of new competing products may reduce the demand for ethanol. A downturn in the demand for ethanol would significantly and adversely affect our sales and profitability.

If the expected increase in ethanol demand does not occur, or if the demand for ethanol decreases, there may be excess capacity in our industry.

Domestic ethanol production capacity has increased steadily from 1.7 billion gallons per year in January of 1999 to 4.8 billion gallons per year at June 2006 according to the Renewable Fuels Association, or RFA. In addition, there is a significant amount of capacity being added to our industry. We believe that approximately 2.0 billion gallons per year of production capacity is currently under construction. This capacity is being added to address anticipated increases in demand. Moreover, under the United States Department of Agriculture’s CCC Bioenergy Program, which is scheduled to expire September 30, 2006, the federal government makes payments of up to $150.0 million annually to ethanol producers that increase their production. This could create an additional incentive to develop excess capacity. However, demand for ethanol may not increase as quickly as expected, or at all. If the ethanol industry has excess capacity, a fall in prices will likely occur which will have an adverse impact on our results of operations, cash flows and financial condition. Excess capacity may result from the increases in capacity coupled with insufficient demand. Demand could be impaired due to a number of factors, including regulatory developments and reduced United States gasoline consumption. Reduced gasoline consumption could occur as a result of increased gasoline or oil prices. For example, price increases could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage capabilities.

We rely heavily on our President and Chief Executive Officer, Neil Koehler. The loss of his services could adversely affect our ability to source ethanol from our key suppliers and our ability to sell ethanol to our customers.

Our success depends, to a significant extent, upon the continued services of Neil Koehler, who is our President and Chief Executive Officer. For example, Mr. Koehler has developed key personal relationships with our ethanol suppliers and customers. We greatly rely on these relationships in the conduct of our operations and the execution of our business strategies. The loss of Mr. Koehler could, therefore, result in the loss of our favorable relationships with one or more of our ethanol suppliers and customers. In addition, Mr. Koehler has considerable experience in the construction, start-up and operation of ethanol production facilities and in the ethanol marketing business. Although we have entered into an employment agreement with Mr. Koehler, that agreement is of limited duration and is subject to early termination by Mr. Koehler under certain circumstances. In addition, we do not maintain “key person” life insurance covering Mr. Koehler or any other executive officer. The loss of Mr. Koehler could also significantly delay or prevent the achievement of our business objectives.

Our independent registered public accounting firm has advised management and our audit committee that they have identified a material weakness in our internal controls and we have concluded that we have a material weakness in our disclosure controls and procedures. Our business and stock price may be adversely affected if we do not remediate this material weakness or if we have other material weaknesses in our internal controls.

In connection with its audit of our consolidated financial statements for the year ended December 31, 2005, our independent registered public accounting firm advised management of the following matter that the accounting firm considered to be a material weakness: The current organization of our accounting department does not provide us with the appropriate resources and adequate technical skills to accurately account for and disclose our activities. Our resources to produce reliable financial reports and fulfill our other obligations as a public company are limited due to our small number of employees and the limited public company experience of our management. The existence of one or more material weaknesses in our internal controls could result in errors in our financial statements and substantial costs and resources may be required to rectify these material weaknesses. If we are unable to produce reliable financial reports, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly, we may be unable to obtain additional financing to operate and expand our business, and our business and financial condition could be harmed.

The United States ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in such legislation or regulation could materially adversely affect our results of operations and financial condition.

The elimination or significant reduction in the Federal Excise Tax Credit could have a material adverse effect on our results of operations.

The production of ethanol is made significantly more competitive by federal tax incentives. The Federal Excise Tax Credit, or FETC, program, which is scheduled to expire on December 31, 2010, allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon they sell regardless of the blend rate. The current federal excise tax on gasoline is $0.184 per gallon, and is paid at the terminal by refiners and marketers. If the fuel is blended with ethanol, the blender may claim a $0.51 tax credit for each gallon of ethanol used in the mixture. The FETC may not be renewed prior to its expiration in 2010, or if renewed, it may be renewed on terms significantly less favorable than current tax incentives. The elimination or significant reduction in the FETC could have a material adverse effect on our results of operations.

Waivers of the Renewable Fuels Standard minimum levels of renewable fuels included in gasoline could have a material adverse affect on our results of operations.

Under the Energy Policy Act of 2005, the Department of Energy, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the Renewable Fuels Standard, or RFS, mandate with respect to one or more states if the Administrator determines that implementing the requirements would severely harm the economy or the environment of a state, a region or the United States, or that there is inadequate supply to meet the requirement. In addition, the Department of Energy was directed under the Energy Policy Act of 2005 to conduct a study by January 2006 to determine if the RFS will have a severe adverse impact on consumers in 2006 on a national, regional or state basis. Based on the results of the study, the Secretary of Energy must make a recommendation to the EPA as to whether the RFS should be waived for 2006. Any waiver of the RFS with respect to one or more states or with respect to 2006 would adversely offset demand for ethanol and could have a material adverse effect on our results of operations and financial condition.

While the Energy Policy Act of 2005 imposes the RFS, it does not mandate the use of ethanol and eliminates the oxygenate requirement for reformulated gasoline in the Reformulated Gasoline Program included in the Clean Air Act.

The Reformulated Gasoline, or RFG, program’s oxygenate requirements contained in the Clean Air Act, which, according to the RFA, accounted for approximately 2.0 billion gallons of ethanol use in 2004, was completely eliminated on May 5, 2006 by the Energy Policy Act of 2005. While the RFA expects that ethanol should account for the largest share of renewable fuels produced and consumed under the RFS, the RFS is not limited to ethanol and also includes biodiesel and any other liquid fuel produced from biomass or biogas. The elimination of the oxygenate requirement for reformulated gasoline in the RFG program included in the Clean Air Act may result in a decline in ethanol consumption in favor of other alternative fuels, which in turn could have a material adverse effect on our results of operations and financial condition.

We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

We are subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. In addition, we have made, and expect to make, significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits.

We may be liable for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arrange for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, or other environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. Some of these matters may require us to expend significant amounts for investigation, cleanup or other costs.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our production facilities. Present and future environmental laws and regulations (and interpretations thereof) applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on our results of operations and financial position.

The hazards and risks associated with producing and transporting our products (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) may also result in personal injury claims or damage to property and third parties. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. However, we could sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Events that result in significant personal injury or damage to our property or third parties or other losses that are not fully covered by insurance could have a material adverse effect on our results of operations and financial position.

Our failure to manage our growth effectively could prevent us from achieving our goals.

Our strategy envisions a period of rapid growth that may impose a significant burden on our administrative and operational resources. The growth of our business, and in particular, the completion of construction of our planned ethanol production facilities, will require significant investments of capital and management’s close attention. We have also entered into significant marketing agreements with Front Range Energy, LLC and Phoenix Bio-Industries, LLC, and we are seeking to enter into additional similar agreements with companies that currently, or expect to, produce ethanol, all of which may result in a substantial growth in our marketing business. Our ability to effectively manage our growth will require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, technicians and other personnel. We may be unable to do so. In addition, our failure to successfully manage our growth could result in our sales not increasing commensurately with our capital investments. If we are unable to successfully manage our growth, we may be unable to achieve our goals.

The ethanol production and marketing industry is extremely competitive. Many of our significant competitors have greater financial and other resources than we do and one or more of these competitors could use their greater resources to gain market share at our expense. In addition, certain of our suppliers may circumvent our marketing services, causing our sales and profitability to decline.

The ethanol production and marketing industry is extremely competitive. Many of our significant competitors in the ethanol production and marketing industry, such as Archer Daniels Midland Company, or ADM, Cargill, Inc., VeraSun Energy Corporation, Aventine Renewable Energy, Inc., and Abengoa Bioenergy Corp., have substantially greater production, financial, research and development, personnel and marketing resources than we do. In addition, we are not currently producing any ethanol that we sell and therefore are unable to capture the higher gross profit margins generally associated with production activities. As a result, our competitors, who are presently producing ethanol, may have greater relative advantages resulting from greater capital resources due to higher gross profit margins. As a result, our competitors may be able to compete more aggressively and sustain that competition over a longer period of time than we could. Our lack of resources relative to many of our significant competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and cause a decline in our market share, sales and profitability.

In addition, some of our suppliers are potential competitors and, especially if the price of ethanol remains at historically high levels, they may seek to capture additional profits by circumventing our marketing services in favor of selling directly to our customers. If one or more of our major suppliers, or numerous smaller suppliers, circumvent our marketing services, our sales and profitability will decline.

We also face increasing competition from international suppliers. Although there is a $0.54 per gallon tariff, which is scheduled to expire in 2007, on foreign-produced ethanol that is approximately equal to the blenders’ credit, ethanol imports equivalent to up to 7% of total domestic production in any given year from various countries were exempted from this tariff under the Caribbean Basin Initiative to spur economic development in Central America and the Caribbean. Currently, international suppliers produce ethanol primarily from sugar cane and have cost structures that are generally substantially lower than ours.

Any increase in domestic or foreign competition could cause us to reduce our prices and take other steps to compete effectively, which could adversely affect our results of operations and financial position.

We may engage in hedging transactions and other risk mitigation strategies that could harm our results.

In an attempt to partially offset the effects of volatility of ethanol prices and corn and natural gas costs, we may enter into contracts to supply a portion of our ethanol production or purchase a portion of our corn or natural gas requirements on a forward basis and may also engage in other hedging transactions involving exchange-traded futures contracts for corn, natural gas and unleaded gasoline from time to time. The financial statement impact of these activities is dependent upon, among other things, the prices involved and our ability to sell sufficient products to use all of the corn and natural gas for which we have futures contracts. Hedging arrangements also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or, in the case of exchange-traded contracts, where there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices paid or received by us. Hedging activities can themselves result in losses when a position is purchased in a declining market or a position is sold in a rising market. A hedge position is often settled in the same time frame as the physical commodity is either purchased, as in the case of corn and natural gas, or sold as in the case of ethanol. Hedging losses may be offset by a decreased cash price for corn and natural gas and an increased cash price for ethanol. We also vary the amount of hedging or other risk mitigation strategies we undertake, and we may choose not to engage in hedging transactions at all. As a result, our results of operations and financial position may be adversely affected by increases in the price of corn or natural gas or decreases in the price of ethanol or unleaded gasoline.

Risks Relating to the Business of Kinergy

Kinergy’s purchase and sale commitments as well as its inventory of ethanol held for sale subject us to the risk of fluctuations in the price of ethanol, which may result in lower or even negative gross profit margins and which could materially and adversely affect our profitability.

Kinergy’s purchases and sales of ethanol are not always matched with sales and purchases of ethanol at prevailing market prices. Kinergy commits from time to time to the sale of ethanol to its customers without corresponding and commensurate commitments for the supply of ethanol from its suppliers, which subjects us to the risk of an increase in the price of ethanol. Kinergy also commits from time to time to the purchase of ethanol from its suppliers without corresponding and commensurate commitments for the purchase of ethanol by its customers, which subjects us to the risk of a decline in the price of ethanol. In addition, Kinergy increases inventory levels in anticipation of rising ethanol prices and decreases inventory levels in anticipation of declining ethanol prices. As a result, Kinergy is subject to the risk of ethanol prices moving in unanticipated directions, which could result in declining or even negative gross profit margins. Accordingly, our business is subject to fluctuations in the price of ethanol and these fluctuations may result in lower or even negative gross margins and which could materially and adversely affect our profitability.

Kinergy depends on a small number of customers for the vast majority of its sales. A reduction in business from any of these customers could cause a significant decline in our overall sales and profitability.

The vast majority of Kinergy’s sales are generated from a small number of customers. During 2005, sales to Kinergy’s three largest customers, each of whom accounted for 10% or more of total net sales, represented approximately 18%, 11% and 10%, respectively, representing an aggregate of approximately 39%, of Kinergy’s total net sales. During 2004, sales to Kinergy’s four largest customers, each of whom accounted for 10% or more of total net sales, represented approximately 13%, 12%, 12% and 12%, respectively, representing an aggregate of approximately 49%, of Kinergy’s total net sales. We expect that Kinergy will continue to depend for the foreseeable future upon a small number of customers for a significant portion of its sales. Kinergy’s agreements with these customers generally do not require them to purchase any specified amount of ethanol or dollar amount of sales or to make any purchases whatsoever. Therefore, in any future period, Kinergy’s sales generated from these customers, individually or in the aggregate, may not equal or exceed historical levels. If sales to any of these customers cease or decline, Kinergy may be unable to replace these sales with sales to either existing or new customers in a timely manner, or at all. A cessation or reduction of sales to one or more of these customers could cause a significant decline in our overall sales and profitability.

Kinergy’s lack of long-term ethanol orders and commitments by its customers could lead to a rapid decline in our sales and profitability.

Kinergy cannot rely on long-term ethanol orders or commitments by its customers for protection from the negative financial effects of a decline in the demand for ethanol or a decline in the demand for Kinergy’s services. The limited certainty of ethanol orders can make it difficult for us to forecast our sales and allocate our resources in a manner consistent with our actual sales. Moreover, our expense levels are based in part on our expectations of future sales and, if our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls. Furthermore, because Kinergy depends on a small number of customers for a significant portion of its sales, the magnitude of the ramifications of these risks is greater than if Kinergy’s sales were less concentrated within a small number of customers. As a result of Kinergy’s lack of long-term ethanol orders and commitments, we may experience a rapid decline in our sales and profitability.

Kinergy depends on a small number of suppliers for the vast majority of the ethanol that it sells. If any of these suppliers is unable or decides not to continue to supply Kinergy with ethanol in adequate amounts, Kinergy may be unable to satisfy the demands of its customers and our sales, profitability and relationships with our customers will be adversely affected.

Kinergy depends on a small number of suppliers for the vast majority of the ethanol that it sells. During 2005, Kinergy’s three largest suppliers, each of whom accounted for 10% or more of total purchases, represented approximately 22%, 20%, and 17%, respectively, of purchases, representing an aggregate of approximately 59%, of the total ethanol Kinergy purchased for resale. During 2004, Kinergy’s three largest suppliers, each of whom accounted for 10% or more of the total purchases, represented approximately 27%, 23% and 14%, respectively, of purchases, representing an aggregate of approximately 64% of the total ethanol Kinergy purchased for resale. We expect that Kinergy will continue to depend for the foreseeable future upon a small number of suppliers for a significant majority of the ethanol that it purchases. In addition, Kinergy sources the ethanol that it sells primarily from suppliers in the Midwestern United States. The delivery of the ethanol that Kinergy sells is therefore subject to delays resulting from inclement weather and other conditions. Also, there is currently a substantial demand for ethanol which has, for most of 2005, far exceeded ethanol production capacities and Kinergy’s management has, from time to time, found it very difficult to satisfy all the demands for ethanol by Kinergy’s customers. If any of these suppliers is unable or declines for any reason to continue to supply Kinergy with ethanol in adequate amounts, Kinergy may be unable to replace that supplier and source other supplies of ethanol in a timely manner, or at all, to satisfy the demands of its customers. If this occurs, our sales and profitability and Kinergy’s relationships with its customers will be adversely affected.

Risks Relating to the Business of PEI California

We may not be able to implement our planned expansion strategy.

We plan to grow our business by investing in new facilities and/or acquiring existing facilities and to pursue other business opportunities such as the production of other renewable fuels to the extent we deem those opportunities advisable. We believe that there is increasing competition for suitable sites. We may not find suitable additional sites for construction of new facilities, suitable acquisition candidates or other suitable expansion opportunities.

We may need additional financing to implement our expansion strategy and we may not have access to the funding required for the expansion of our business or such funding may not be available to us on acceptable terms. We may finance the expansion of our business with additional indebtedness or by issuing additional equity securities. We could face financial risks associated with incurring additional indebtedness, such as reducing our liquidity and access to financial markets and increasing the amount of cash flow required to service such indebtedness, or associated with issuing additional stock, such as dilution of ownership and earnings.

We must also obtain numerous regulatory approvals and permits in order to construct and operate additional or expanded facilities. These requirements may not be satisfied in a timely manner or at all. Federal and state governmental requirements may substantially increase our costs, which could have a material adverse effect on our results of operations and financial position. Our expansion plans may also result in other unanticipated adverse consequences, such as the diversion of management’s attention from our existing operations.

Our construction costs may also increase to levels that would make a new facility too expensive to complete or unprofitable to operate. Except with respect to our Madera County facility, we have not entered into any construction contracts or other arrangements, other than site acquisition arrangements, that might limit our exposure to higher costs in developing and completing any new facilities. Contractors, engineering firms, construction firms and equipment suppliers also receive requests and orders from other ethanol companies and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial terms. We may suffer significant delays or cost overruns as a result of a variety of factors, such as shortages of workers or materials, transportation constraints, adverse weather, unforeseen difficulties or labor issues, any of which could prevent us from commencing operations as expected at our facilities.

We may not find additional appropriate sites for new facilities and we may not be able to finance, construct, develop or operate these new facilities successfully. We also may be unable to find suitable acquisition candidates. Accordingly, we may not be able to implement our planned expansion strategy.

PEI California has not conducted any significant business operations and has been unprofitable to date. PEI California may be unsuccessful and decrease our overall profitability, causing us to fail to achieve one of our significant goals.

PEI California has not conducted any significant business operations and has been unprofitable to date. Accordingly, there is no prior operating history by which to evaluate the likelihood of PEI California’s success or its contribution to our overall profitability. PEI California may not complete construction of all of our planned ethanol production facilities, and even if PEI California does complete the construction of all of our planned ethanol production facilities, PEI California may not be successful or contribute positively to our profitability. If PEI California is unsuccessful, it will decrease our overall profitability and we will have failed to achieve one of our significant goals.

The raw materials and energy necessary to produce ethanol may be unavailable or may increase in price, adversely affecting our sales and profitability.

The principal raw material we use to produce ethanol and ethanol by-products is corn. As a result, changes in the price of corn can significantly affect our business. In general, rising corn prices produce lower profit margins and, therefore, represent unfavorable market conditions. This is especially true since market conditions generally do not allow us to pass along increased corn costs to our customers because the price of ethanol is primarily determined by other factors, such as the price of oil and gasoline. At certain levels, corn prices may make ethanol uneconomical to use in markets where the use of fuel oxygenates is not mandated.

The price of corn is influenced by general economic, market and regulatory factors. These factors include weather conditions, farmer planting decisions, government policies and subsidies with respect to agriculture and international trade and global demand and supply. The significance and relative impact of these factors on the price of corn is difficult to predict. Any event that tends to negatively impact the supply of corn will tend to increase prices and potentially harm our business. Corn bought by ethanol plants represented approximately 13% of the 2005 total corn supply according to 2005 results reported by the National Corn Growers Association. The increasing ethanol capacity could boost demand for corn and result in increased prices for corn.

The production of ethanol also requires a significant amount of other raw materials and energy, primarily water, electricity and natural gas. For example, we estimate that our Madera County ethanol production facility will require significant and uninterrupted supplies of water, electricity and natural gas. The prices of electricity and natural gas have fluctuated significantly in the past and may fluctuate significantly in the future. Local water, electricity and gas utilities may not be able to reliably supply the water, electricity and natural gas that our facilities will need or may not be able to supply such resources on acceptable terms. In addition, if there is an interruption in the supply of water or energy for any reason, we may be required to halt ethanol production.

The market price of ethanol is volatile and subject to significant fluctuations, which may cause our profitability to fluctuate significantly.

The market price of ethanol is dependent upon many factors, including the price of gasoline, which is in turn dependent upon the price of petroleum. Petroleum prices are highly volatile and difficult to forecast due to frequent changes in global politics and the world economy. The distribution of petroleum throughout the world is affected by incidents in unstable political environments, such as Iraq, Iran, Kuwait, Saudi Arabia, the former U.S.S.R. and other countries and regions. The industrialized world depends critically upon oil from these areas, and any disruption or other reduction in oil supply can cause significant fluctuations in the prices of oil and gasoline. We cannot predict the future price of oil or gasoline and may establish unprofitable prices for the sale of ethanol due to significant fluctuations in market prices. For example, the price of ethanol declined by approximately 25% from its 2004 average price per gallon in five months from January 2005 through May 2005 and reversed this decline and increased to approximately 55% above its 2004 average price per gallon in four months from June 2005 through September 2005; and from September through December 2005, the price of ethanol trended downward, but reversed its trend in the first quarter of 2006 by rising approximately 16% above its 2005 average price per gallon. In recent years, the prices of gasoline, petroleum and ethanol have all reached historically unprecedented high levels. If the prices of gasoline and petroleum decline, we believe that the demand for and price of ethanol may be adversely affected. Fluctuations in the market price of ethanol may cause our profitability to fluctuate significantly.

We believe that the production of ethanol is expanding rapidly. There are a number of new plants under construction and planned for construction, both inside and outside California. We expect existing ethanol plants to expand by increasing production capacity and actual production. Increases in the demand for ethanol may not be commensurate with increasing supplies of ethanol. Thus, increased production of ethanol may lead to lower ethanol prices. The increased production of ethanol could also have other adverse effects. For example, increased ethanol production could lead to increased supplies of co-products from the production of ethanol, such as wet distillers grain, or WDG. Those increased supplies could lead to lower prices for those co-products. Also, the increased production of ethanol could result in increased demand for corn. This could result in higher prices for corn and cause higher ethanol production costs and, in the event that PEI California is unable to pass increases in the price of corn to its customers, will result in lower profits. We cannot predict the future price of ethanol, WDG or corn. Any material decline in the price of ethanol or WDG, or any material increase in the price of corn, will adversely affect our sales and profitability.

Certain countries can export ethanol to the United States duty-free, which may undermine the ethanol production industry in the United States.

Imported ethanol is generally subject to a $0.54 per gallon tariff and a 2.5% ad valorem tax that was designed to offset the $0.51 per gallon ethanol subsidy available under the federal excise tax incentive program for refineries that blend ethanol in their fuel. There is a special exemption from the tariff for ethanol imported from 24 countries in Central America and the Caribbean islands which is limited to a total of 7.0% of United States production per year (with additional exemptions for ethanol produced from feedstock in the Caribbean region over the 7.0% limit). In May 2006, bills were introduced in both the U.S. House of Representatives and U.S. Senate to repeal the $0.54 per gallon tariff. We do not know the extent to which the volume of imports would increase or the effect on United States prices for ethanol if this proposed legislation is enacted or if the tariff is not renewed beyond its current expiration in December 2007. In addition The North America Free Trade Agreement countries, Canada and Mexico, are exempt from duty. Imports from the exempted countries have increased in recent years and are expected to increase further as a result of new plants under development. In particular, the ethanol industry has expressed concern with respect to a new plant under development by Cargill, Inc., the fifth largest ethanol producer in the United States, in El Salvador that would take the water out of Brazilian ethanol and then ship the dehydrated ethanol from El Salvador to the United States duty-free. Since production costs for ethanol in Brazil are estimated to be significantly less than what they are in the United States, the import of the Brazilian ethanol duty-free through El Salvador or another country exempted from the tariff may negatively impact the demand for domestic ethanol and the price at which we sell our ethanol.

Risks Related to our Common Stock

Our common stock has a small public float and shares of our common stock eligible for public sale could cause the market price of our stock to drop, even if our business is doing well, and make it difficult for us to raise additional capital through sales of equity securities.

As of July 10, 2006, we had outstanding approximately 37.2 million shares of our common stock. Approximately 14.8 million of these shares were restricted under the Securities Act of 1933, including approximately 5.9 million shares beneficially owned, in the aggregate, by our executive officers, directors and 10% stockholders. Accordingly, our common stock has a public float of approximately 22.4 million shares held by a relatively small number of public investors.

We have registered for resale approximately 8.2 million shares of our common stock, including shares of our common stock underlying warrants, which shares are offered for resale under this prospectus. Holders of these shares are permitted, subject to few limitations, to freely sell these shares of common stock. As a result of our small public float, sales of substantial amounts of common stock, including shares issued upon the exercise of stock options or warrants, or an anticipation that such sales could occur, may materially and adversely affect prevailing market prices for our common stock. Any adverse effect on the market price of our common stock could make it difficult for us to raise additional capital through sales of equity securities at a time and at a price that we deem appropriate.

As a result of our issuance of shares of Series A Preferred Stock to Cascade Investment, L.L.C., our common stockholders may experience numerous negative effects and most of the rights of our common stockholders will be subordinate to the rights of Cascade Investment, L.L.C.

As a result of our issuance of shares of Series A Preferred Stock to Cascade Investment, L.L.C., or Cascade, common stockholders may experience numerous negative effects, including substantial dilution. The 5,250,000 shares of Series A Preferred Stock issued to Cascade are immediately convertible into 10,500,000 shares of our common stock, which amount, when issued, would, based upon the number of shares of our common stock outstanding as of July 10, 2006, represent approximately 22% of our shares outstanding and, in the event that we are profitable, would likewise result in a decrease in our earnings per share by approximately 22%, without taking into account cash or stock payable as dividends on the Series A Preferred Stock. In addition, income available to common stockholders will be reduced during the second quarter of 2006 to the extent that the market price of our common stock is in excess of the $8.00 per share purchase price, on an as-converted basis, at which we issued the Series A Preferred Stock. This reduction will be calculated based on the number of shares of common stock deemed issued, on an as-converted basis, multiplied by the difference in the market price of our common stock and the $8.00 per share purchase price.

Other negative effects to our common stockholders will include potential additional dilution from dividends paid in Series A Preferred Stock and certain antidilution adjustments. In addition, rights in favor of holders of our Series A Preferred Stock include: seniority in liquidation and dividend preferences; substantial voting rights; numerous protective provisions; the right to appoint two persons to our board of directors and periodically nominate two persons for election by our stockholders to our board of directors; preemptive rights; and redemption rights. Also, the Series A Preferred Stock could have the effect of delaying, deferring and discouraging another party from acquiring control of Pacific Ethanol. In addition, based on our current number of shares of common stock outstanding, Cascade has approximately 22% of all outstanding voting power as compared to approximately 12% of all outstanding voting power held in aggregate by our current executive officers and directors. Any of the above factors may materially and adversely affect our common stockholders and the values of their investments in our common stock.

Our stock price is highly volatile, which could result in substantial losses for investors purchasing shares of our common stock and in litigation against us.

The market price of our common stock has fluctuated significantly in the past and may continue to fluctuate significantly in the future. The market price of our common stock may continue to fluctuate in response to one or more of the following factors, many of which are beyond our control:

•	changing conditions in the ethanol and fuel markets;
•	the volume and timing of the receipt of orders for ethanol from major customers;
•	competitive pricing pressures;
•	our ability to produce, sell and deliver ethanol on a cost-effective and timely basis;
•	the introduction and announcement of one or more new alternatives to ethanol by our competitors;
•	changes in market valuations of similar companies;
•	stock market price and volume fluctuations generally;
•	regulatory developments or increased enforcement;
•	fluctuations in our quarterly or annual operating results;
•	additions or departures of key personnel;
•	our inability to obtain construction, acquisition, capital equipment and/or working capital financing; and
•	future sales of our common stock or other securities.

Furthermore, we believe that the economic conditions in California and other states, as well as the United States as a whole, could have a negative impact on our results of operations. Demand for ethanol could also be adversely affected by a slow-down in overall demand for oxygenate and gasoline additive products. The levels of our ethanol production and purchases for resale will be based upon forecasted demand. Accordingly, any inaccuracy in forecasting anticipated revenues and expenses could adversely affect our business. Furthermore, we recognize revenues from ethanol sales at the time of delivery. The failure to receive anticipated orders or to complete delivery in any quarterly period could adversely affect our results of operations for that period. Quarterly results are not necessarily indicative of future performance for any particular period, and we may not experience revenue growth or profitability on a quarterly or an annual basis.

The price at which you purchase shares of our common stock may not be indicative of the price that will prevail in the trading market. You may be unable to sell your shares of common stock at or above your purchase price, which may result in substantial losses to you and which may include the complete loss of your investment. In the past, securities class action litigation has often been brought against a company following periods of stock price volatility. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and our resources away from our business. Any of the risks described above could adversely affect our sales and profitability and also the price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements concerning future conditions in the ethanol marketing and production industries, and concerning our future business, financial condition, operating strategies, and operational and legal risks. We use words like “believe,” “expect,” “may,” “will,” “could,” “seek,” “estimate,” “continue,” “anticipate,” “intend,” “goal,” “future,” “plan” or variations of those terms and other similar expressions, including their use in the negative, to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as to our expectations as of the date of this prospectus. These forward-looking statements are subject to a number of risks and uncertainties, including those identified under “Risk Factors” and elsewhere in this prospectus. Although we believe that the expectations reflected in these forward-looking statements are reasonable, actual conditions in the ethanol marketing and production industries, and actual conditions and results in our business, could differ materially from those expressed in these forward-looking statements. In addition, none of the events anticipated in the forward-looking statements may actually occur. Any of these different outcomes could cause the price of our common stock to decline substantially. Except as required by law, we undertake no duty to update any forward-looking statement after the date of this prospectus, either to conform any statement to reflect actual results or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock in this offering. Rather, all proceeds will be received by selling security holders.

Upon exercise of all warrants for cash, the underlying shares of common stock of which are offered for sale hereunder, we would receive an aggregate of approximately $86.7 million. We expect to use any cash proceeds from the exercise of warrants for general working capital purposes.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock in the past, and we do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future.

We will pay dividends on our common stock only if and when declared by our board of directors. Our board of directors’ ability to declare a dividend is subject to restrictions imposed by Delaware law. In determining whether to declare dividends, the board of directors will consider these restrictions as well as our financial condition, results of operations, working capital requirements, future prospects and other factors it considers relevant.

SELLING SECURITY HOLDERS

Selling Security Holders Table

This prospectus covers the offer and sale by the selling security holders of up to an aggregate of 8,244,880 shares of common stock, including an aggregate of 5,496,583 issued and outstanding shares of our common stock and an aggregate of 2,748,297 shares of our common stock underlying warrants. The following table sets forth, to our knowledge, certain information about the selling security holders as of July 10, 2006, the date of the table, based on information furnished to us by the selling security holders. Except as otherwise indicated in the private offering description or footnotes following the table (i) each selling security holder has indicated to us that it is acting individually, not as a member of a group, and (ii) none of the selling security holders or their affiliates, or the placement agents who subsequently transferred warrants to certain selling security holders, as described in the footnotes following the table, has held any position or office or had any other material relationship with us in the past three years.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the Commission, and includes voting or investment power with respect to the securities. To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Shares of common stock underlying derivative securities, if any, that currently are exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after the date of the table are deemed to be outstanding in calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group. Percentage of beneficial ownership is based on 37,223,236 shares of common stock outstanding as of the date of the table. Shares shown as beneficially owned after the offering assume that all shares being offered are sold.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the related registration statement remains effective, by or for the accounts of the selling security holders described below.

The following entities or persons are affiliates of NASD-registered broker-dealers who acquired their shares of common stock offered for resale hereunder, or warrants, the underlying shares of common stock of which are offered for resale hereunder, in a private offering, each of whom may be deemed underwriters with respect to their respective shares of common stock offered for resale hereunder:

•
D.E. Shaw Valence Portfolios, L.L.C. is an affiliate of two NASD-registered broker-dealers, one of which is controlled by D.E. Shaw Valence Portfolios, L.L.C. and the other of which is under common control with D.E. Shaw Valence Portfolios, L.L.C.;

•	Capital Ventures International is affiliated with one or more NASD-registered broker-dealers by virtue of common control;
•	Stewart Flink, a Managing Member of Crestview Capital Master, LLC, is the controlling shareholder of Dillon Capital, Inc., an NASD-registered broker-dealer;
•	Evolution Capital Management, LLC, the investment advisor of Evolution Master Fund Ltd. SPC, indirectly owns Tora Trading, LLC, an NASD-registered broker-dealer;
•
Hudson Bay Fund LP is affiliated with XTF Market Making LLC and XTF Capital LLC, both of whom are NASD-registered broker-dealers. Sander Gerber is Managing Member of XTF Market Making LLC and XTF Capital LLC and is also a Managing Member of Hudson Bay Capital Associates LLC, which is the general partner of Hudson Bay Fund LP;

•	Shepherd Investments International, Ltd. is affiliated with Reliant Trading and Shepherd Trading Limited, each of which is an NASD-registered broker-dealer;
•
Enable Growth Partners LP is affiliated with Enable Capital LLC, an NASD-registered broker-dealer. Mitch Levine is the Managing Member of Enable Capital LLC and is also a principal in Enable Capital Management, LLC, the general partner of Enable Growth Partners LP;

•	Portside Growth and Opportunity Fund’s investment advisor is Ramius Capital Group, L.L.C. Ramius Capital Group, L.L.C. is affiliated with an NASD-registered broker-dealer;
•	SF Capital Partners Ltd. is affiliated with Reliant Trading and Shepherd Trading Limited, each of which is an NASD-registered broker-dealer;
•	Stark Trading is affiliated with Reliant Trading and Shepherd Trading Limited, each of which is an NASD-registered broker-dealer;
•
Enable Opportunity Partners LP is affiliated with Enable Capital LLC, an NASD-registered broker-dealer. Mitch Levine is the Managing Member of Enable Capital LLC and is also a principal in Enable Capital Management, LLC, the general partner of Enable Opportunity Partners LP; and

•
Pierce Diversified Strategy Master Fund LLC, Ena is affiliated with Enable Capital LLC, an NASD-registered broker-dealer. Mitch Levine is the Managing Member of Enable Capital LLC and is also a principal in Enable Capital Management, LLC, the Manager of Pierce Diversified Strategy Master Fund LLC, Ena.

Each of the selling security holders, including the selling security holders identified above, has represented to us that it is not acting as an underwriter in this offering, any warrants it received whose underlying shares are offered under this prospectus, and other shares of common stock offered under this prospectus, were received only in the ordinary course of business, and at the time of such receipt and through the effective date of the information contained in the selling security holder table, it had no agreements or understandings, directly or indirectly, with any person to distribute the warrants, the underlying shares or other shares of common stock offered under this prospectus. Notwithstanding the foregoing, as noted above, certain selling security holders may be deemed underwriters with respect to their respective shares of common stock offered for resale hereunder.

Name of	Shares of Common Stock Beneficially Owned Prior to Offering			Shares of Common Stock Being		Shares of Common Stock Beneficially Owned After Offering
Beneficial Owner	Number		Percentage	Offered		Number	Percentage
D.E. Shaw Valence Portfolios, L.L.C.	1,200,000	(1)	3.19%	1,200,000	(1)	-	-
Capital Ventures International	568,613	(2)	1.52%	568,613	(2)	-	-
Ardsley Offshore Fund, Ltd.	483,321	(3)	1.29%	483,321	(3)	-	-
Crestview Capital Master, LLC	450,000	(4)	1.20%	450,000	(4)	-	-
QVT Fund LP	426,459	(5)	1.14%	426,459	(5)	-	-
Ardsley Partners Fund II, L.P.	398,028	(6)	1.07%	398,028	(6)	-	-
Evolution Master Fund Ltd. SPC, Segregated Portfolio M	341,250	(7)	*	341,250	(7)	-	-
Hudson Bay Fund, LP	375,048	(8)	1.00%	298,521	(8)	76,527	*
Credit Suisse Trust-Small Cap Growth Portfolio	294,597	(9)	*	294,597	(9)	-	-
Highbridge International LLC	284,306	(10)	*	284,306	(10)	-	-
Iroquois Master Fund, Ltd.	284,306	(11)	*	284,306	(11)	-	-
Cranshire Capital, L.P.	284,306	(12)	*	284,306	(12)	-	-
Ardsley Partners Institutional Fund, L.P.	244,503	(13)	*	244,503	(13)	-	-
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	225,059	(14)	*	225,059	(14)	-	-
Shepherd Investments International, Ltd.	225,000	(15)	*	225,000	(15)	-	-
Enable Growth Partners LP	170,585	(16)	*	170,585	(16)	-	-
Telluride Capital Master Fund Ltd.	165,000	(17)	*	165,000	(17)	-	-
Rockmore Investment Master Fund Ltd.	165,000	(18)	*	165,000	(18)	-	-
Portside Growth and Opportunity Fund	150,000	(19)	*	150,000	(19)	-	-
SF Capital Partners Ltd.	150,000	(20)	*	150,000	(20)	-	-
JMG Capital Partners, LP	150,000	(21)	*	150,000	(21)	-	-
JMG Triton Offshore Fund, Ltd.	150,000	(22)	*	150,000	(22)	-	-
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited	112,500	(23)	*	112,500	(23)	-	-
Nite Capital LP	112,500	(24)	*	112,500	(24)	-	-
SDS Capital Group SPC, Ltd.	112,500	(25)	*	112,500	(25)	-	-
Gryphon Master Fund, L.P.	110,000	(26)	*	110,000	(26)	-	-
Kamunting Street Master Fund, Ltd.	82,500	(27)	*	82,500	(27)	-	-
Precept Capital Master Fund, G.P.	82,500	(28)	*	82,500	(28)	-	-
Stark Trading	75,000	(29)	*	75,000	(29)	-	-
CAMOFI Master LDC	67,500	(30)	*	67,500	(30)	-	-
Cordillera Fund, L.P.	56,861	(31)	*	56,861	(31)	-	-
GSSF Master Fund, LP	55,001	(32)	*	55,001	(32)	-	-
UBS O’Connor LLC fbo UBS Global Equity Arbitrage Master Limited	51,500	(33)	*	37,500	(33)	14,000	*
Credit Suisse Global Small Cap Fund, Inc.	34,500	(34)	*	34,500	(34)	-	-
Credit Suisse Trust-Global Small Cap Portfolio	34,500	(35)	*	34,500	(35)	-	-
Enable Opportunity Partners LP	34,116	(36)	*	34,116	(36)	-	-
Ridgecrest Partners QP, L.P.	30,150	(37)	*	30,150	(37)	-	-
Civic Capital Fund I, LLC	41,230	(38)	*	28,430	(38)	12,800	*
Pierce Diversified Strategy Master Fund LLC, Ena	22,745	(39)	*	22,745	(39)	-	-
Marion Lynton	11,373	(40)	*	11,373	(40)	-	-
Advantage Advisors Catalyst Partners L.P.	10,500	(41)	*	10,500	(41)	-	-
Advantage Advisors Catalyst International Ltd.	10,200	(42)	*	10,200	(42)	-	-
Ridgecrest Partners Ltd.	7,650	(43)	*	7,650	(43)	-	-
Credit Suisse Small Cap Growth Fund, Inc.	6,000	(44)	*	6,000	(44)	-	-
Ridgecrest Partners L.P.	1,500	(45)	*	1,500	(45)	-	-

_____________

(1)
Includes 400,000 shares underlying warrants. D. E. Shaw & Co., L.P., as investment advisor, has voting and investment power over the shares. Anne Dinning, Julius Gaudio, Maximilian Stone and Eric Wepsic, or their designees, exercise voting and investment power over the shares on behalf of D. E. Shaw & Co., L.P.

(2)
Includes 189,538 shares underlying warrants. Heights Capital Management, Inc., the authorized agent of Capital Ventures International, has discretionary authority to vote and dispose of the shares and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(3)
Includes 161,107 shares underlying warrants. Power to vote or dispose of the shares is held by Philip J. Hempleman as Managing General Partner and Portfolio Manager of Ardsley Offshore Fund, Ltd. In addition, an aggregate of 217,968 shares underlying warrants and an aggregate of 435,936 shares of common stock are held by Ardsley Partners Fund II, L.P., Ardsley Partners Institutional Fund, L.P. and Marion Lynton, which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Mr. Hempleman.

(4)	Includes 150,000 shares underlying warrants. Power to vote or dispose of the shares is shared by Daniel Warsh, Stewart Flink and Robert Hoyt as Managing Members of Crestview Capital Master, LLC.
(5)
Includes 142,153 shares underlying warrants. Management of QVT Fund LP is vested in its general partner, QVT Associates GP LLC. QVT Financial LP is the Investment Manager for QVT Fund LP and shares voting and investment control of the shares securities held by QVT Fund LP. QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP. The Managing Members of QVT Financial GP LLC are Daniel Gold, Lars Bader, Tracy Fu and Nicholas Brumm. Each of QVT Financial LP, QVT Financial GP LLC, Daniel Gold, Lars Bader, Tracy Fu and Nicholas Brumm disclaims beneficial ownership of the securities held by QVT Fund LP.

(6)
Includes 132,676 shares underlying warrants. Power to vote or dispose of the shares is held by Philip J. Hempleman as Managing General Partner and Portfolio Manager of Ardsley Partners Fund II, L.P. In addition, an aggregate of 246,399 shares underlying warrants and an aggregate of 492,798 shares of common stock are held by Ardsley Offshore Fund, Ltd., Ardsley Partners Institutional Fund, L.P. and Marion Lynton, which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Mr. Hempleman.

(7)
Includes 113,750 shares underlying warrants. Power to vote or dispose of the shares is held by Michael Lerch as Chief Investment Officer of Evolution Capital Management, LLC, the investment advisor of Evolution Master Fund Ltd. SPC, Segregated Portfolio M.

(8)
Includes 99,507 shares underlying warrants. Power to vote or dispose of the shares is shared by Yoav Roth, Principal and Portfolio Manager, and John Doscas, President, of Hudson Bay Fund LP. Messrs. Roth and Doscas disclaim beneficial ownership of the securities held by Hudson Bay Fund LP.

(9)
Includes 98,199 shares underlying warrants. Power to vote or dispose of the shares is held by Laura Granger, as Managing Director and Portfolio Manager of Credit Suisse Asset Management, LLC, as Investment Advisor of Credit Suisse Trust-Small Cap Growth Portfolio. In addition, an aggregate of 25,000 shares underlying warrants and an aggregate of 50,000 shares of common stock are held by Credit Suisse Global Small Cap Fund, Inc., Credit Suisse Trust-Global Small Cap Portfolio and Credit Suisse Small Cap Growth Fund, Inc., which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Ms. Granger.

(10)
Includes 94,769 shares underlying warrants. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment direction over the shares. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the shares.

(11)
Includes 94,769 shares underlying warrants. Power to vote or dispose of the shares is held by Joshua Silverman as Authorized Signatory of Iroquois Master Fund, Ltd. Mr. Silverman disclaims beneficial ownership of the shares.

(12)
Includes 94,769 shares underlying warrants. Power to vote or dispose of the shares is held by Mitchell P. Kopin as President of Downsview Capital, Inc., as General Partner of Cranshire Capital, L.P. Mr. Kopin and Downsview Capital, Inc. both disclaim beneficial ownership of the shares.

(13)
Includes 81,501 shares underlying warrants. Power to vote or dispose of the shares is held by Philip J. Hempleman as Managing General Partner and Portfolio Manager of Ardsley Partners Institutional Fund, L.P. In addition, an aggregate of 297,574 shares underlying warrants and an aggregate of 595,148 shares of common stock are held by Ardsley Offshore Fund, Ltd., Ardsley Partners Fund II, L.P. and Marion Lynton, which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Mr. Hempleman.

(14)
Includes 75,020 shares underlying warrants. Pursuant to an investment management agreement, RG Capital Management, L.P. serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC is the general partner of RG Capital Management, L.P. Steve Katznelson and Gerald Stahlecker serve as the managing members of RGC Management Company, LLC. Each of RG Capital Management, L.P., RGC Management Company, LLC and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the shares.

(15)
Includes 75,000 shares underlying warrants. Power to vote or dispose of the shares is held by Michael A. Roth and Brian J. Stark, both of whom disclaim beneficial ownership of the shares. In addition, an aggregate of 75,000 shares underlying warrants and 150,000 shares of common stock are held by SF Capital Partners Ltd. and Stark Trading, which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Michael A. Roth and Brian J. Stark, both of whom disclaim beneficial ownership of the shares.

(16)
Includes 56,862 shares underlying warrants. Power to vote or dispose of the shares is held by Mitch Levine as Managing Member of Enable Capital Management, LLC as Manager of Enable Growth Partners LP. In addition, an aggregate of 18,954 shares underlying warrants and an aggregate of 37,907 shares of common stock are held by Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, Ena, which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Mr. Levine. Enable Capital, LLC, an affiliate of Enable Growth Partners LP, has been one of our financial advisors since August 2004, during which period it offered informal advice on various financial and capital raising matters. In connection with our engagement of Cowen and Company, LLC to act as our exclusive placement agent in the private offering, the shares resulting from which are offered for resale hereunder, Cowen and Company, LLC agreed, at our request, to engage Enable Capital, LLC as an advisor in connection with the private offering and pay Enable Capital, LLC 15% of the placement agent fees earned by Cowen and Company, LLC in connection with the private offering. Cowen and Company, LLC paid Enable Capital, LLC approximately $1.1 million in June 2006 in satisfaction of this obligation.

(17)
Includes 55,000 shares underlying warrants. Telluride Capital Master Fund Ltd. is a private investment fund that is owned by all of its investors and is managed by Telluride Asset Management LLC. Telluride Asset Management LLC, whose sole member is Peter Hajas, has voting and investment control over the shares. Peter Hajas and Telluride Asset Management LLC disclaim beneficial ownership of the shares.

(18)	Includes 55,000 shares underlying warrants. Power to vote or dispose of the shares is held by Bruce Bernstein as Managing Member of Rockmore Investment Master Fund Ltd.
(19)
Includes 50,000 shares underlying warrants. Ramius Capital Group, LLC is the investment advisor of Portside Growth and Opportunity Fund and consequently has voting control and investment discretion over the shares. Ramius Capital Group, LLC disclaims beneficial ownership of the shares. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital Group, LLC. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital Group, LLC. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of the shares.

(20)
Includes 50,000 shares underlying warrants. Power to vote or dispose of the shares is held by Michael A. Roth and Brian J. Stark, both of whom disclaim beneficial ownership of the shares. In addition, an aggregate of 100,000 shares underlying warrants and 200,000 shares of common stock are held by Shepherd Investments International Ltd. and Stark Trading, which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Michael A. Roth and Brian J. Stark, both of whom disclaim beneficial ownership of the shares.

(21)
Includes 50,000 shares underlying warrants. The general partner of JMG Capital Partners, L.P. is JMG Capital Management, LLC. The equity interests of JMG Capital Management, LLC are owned by JMG Capital Management, Inc. and Asset Alliance Holding Corp. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital Management, Inc. and holds the power to voting and dispose of the shares. In addition, 50,000 shares underlying warrants and 100,000 shares of common stock are held by JMG Triton Offshore Fund, Ltd., which shares are also offered under this prospectus, the power to vote or dispose of which is shared by Mr. Glaser and Roger Richter.

(22)
Includes 50,000 shares underlying warrants. The investment manager of JMG Triton Offshore Fund, Ltd. is Pacific Assets Management LLC. The equity interests of Pacific Assets Management LLC are owned by Pacific Capital Management, Inc. and Asset Alliance Holding Corp. The equity interests of Pacific Capital Management, Inc. are owned by Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter share the power to vote or dispose of the shares. In addition, 50,000 shares underlying warrants and 100,000 shares of common stock are held by JMG Capital Partners, LP, which shares are also offered under this prospectus, the power to vote or dispose of which is held by Mr. Glaser.

(23)
Includes 37,500 shares underlying warrants. Power to vote or dispose of the shares is held by Jeffrey F. Putnam as Executive Director of UBS O’Connor LLC, the Investment Manager of O’Connor PIPES Corporate Strategies Master Limited.

(24)	Includes 37,500 shares underlying warrants. Power to vote or dispose of the shares is held by Keith Goodman as Manager of Nite Capital LLC, as General Partner of Nite Capital LP.
(25)
Includes 37,500 shares underlying warrants. Power to vote or dispose of the shares is held by Steve Derby as Sole Managing Member of SDS Management, LLC, the Investment Manager of SDS Capital Group SPC, Ltd. Mr. Derby is also a Director of SDS Capital Group SPC, Ltd. Each of Mr. Derby and SDS Management, LLC disclaims beneficial ownership of the shares.

(26)	Includes 36,667 shares underlying warrants. Power to vote or dispose of the shares is held by E. B. Lyon, IV as Authorized Agent of Gryphon Master Fund, L.P.
(27)
Includes 27,500 shares underlying warrants. Power to vote or dispose of the shares is held by Allan Teh as Managing Member of Kamunting Street Management, LLC, the General Partner of Kamunting Street Capital Management, L.P., the Investment Manager of Kamunting Street Master Fund, Ltd.

(28)
Includes 27,500 shares underlying warrants. Power to vote or dispose of the shares is held by D. Blair Baker as President and CEO of Precept Management, LLC as General Partner of Precept Capital Management, LP as agent and attorney-in-fact of Precept Capital Master Fund, G.P.

(29)
Includes 25,000 shares underlying warrants. Power to vote or dispose of the shares is shared by Michael A. Roth and Brian J. Stark, both of whom disclaim beneficial ownership of the shares. In addition, an aggregate of 125,000 shares underlying warrants and 250,000 shares of common stock are held by Shepherd Investments International Ltd. and SF Capital Partners Ltd., which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Michael A. Roth and Brian J. Stark, both of whom disclaim beneficial ownership of the shares.

(30)	Includes 22,500 shares underlying warrants. Power to vote or dispose of the shares is held by Richard Smithline as Director of CAMOFI Master LDC.
(31)
Includes 18,954 shares underlying warrants. Power to vote or dispose of the shares is shared by James P. Andrew and Stephen J. Carter as Co-Chief Executive Officers of Andrew Carter Capital, Inc. as General Partner of ACCF GenPar, L.P. as General Partner of Cordillera Fund, L.P.

(32)	Includes 18,334 shares underlying warrants. Power to vote or dispose of the shares is held by Tom C. Davis as Authorized Agent of GSSF Master Fund, LP.
(33)
Includes 12,500 shares underlying warrants. Power to vote or dispose of the shares is held by George Locasto as Managing Director of UBS O’Connor LLC, the Investment Manager of UBS Global Equity Arbitrage Master Limited.

(34)
Includes 11,500 shares underlying warrantsPower to vote or dispose of the shares is held by Laura Granger, as Managing Director and Portfolio Manager of Credit Suisse Asset Management, LLC, as Investment Advisor of Credit Suisse Global Small Cap Fund, Inc. In addition, an aggregate of 111,699 shares underlying warrants and an aggregate of 223,398 shares of common stock are held by Credit Suisse Trust-Small Cap Growth Portfolio, Credit Suisse Trust-Global Small Cap Portfolio and Credit Suisse Small Cap Growth Fund, Inc., which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Ms. Granger.

(35)
Includes 11,500 shares underlying warrants. Power to vote or dispose of the shares is held by Laura Granger, as Managing Director and Portfolio Manager of Credit Suisse Asset Management, LLC, as Investment Advisor of Credit Suisse Trust-Global Small Cap Portfolio. In addition, an aggregate of 111,699 shares underlying warrants and an aggregate of 223,398 shares of common stock are held by Credit Suisse Trust-Small Cap Growth Portfolio, Credit Suisse Global Small Cap Fund, Inc. and Credit Suisse Small Cap Growth Fund, Inc., which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Ms. Granger.

(36)
Includes 11,372 shares underlying warrants. Power to vote or dispose of the shares is held by Mitch Levine as Managing Member of Enable Capital Management, LLC as Manager of Enable Opportunity Partners LP. In addition, an aggregate of 64,444 shares underlying warrants and an aggregate of 128,886 shares of common stock are held by Enable Growth Partners LP and Pierce Diversified Strategy Master Fund LLC, Ena, which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Mr. Levine. Enable Capital, LLC, an affiliate of Enable Opportunity Partners LP, has been one of our financial advisors since August 2004, during which period it offered informal advice on various financial and capital raising matters. In connection with our engagement of Cowen and Company, LLC to act as our exclusive placement agent in the private offering, the shares resulting from which are offered for resale hereunder, Cowen and Company, LLC agreed, at our request, to engage Enable Capital, LLC as an advisor in connection with the private offering and pay Enable Capital, LLC 15% of the placement agent fees earned by Cowen and Company, LLC in connection with the private offering. Cowen and Company, LLC paid Enable Capital, LLC approximately $1.1 million in June 2006 in satisfaction of this obligation.

(37)
Includes 10,050 shares underlying warrants. Power to vote or dispose of the shares is held by Sanford B. Prater as Managing Member of Ridgecrest Capital, LLC, the General Partner of Ridgecrest Partners QP, L.P. In addition, an aggregate of 9,950 shares underlying warrants and an aggregate of 19,900 shares of common stock are held by Advantage Advisors Catalyst Partners L.P., Advantage Advisors Catalyst International Ltd., Ridgecrest Partners Ltd. and Ridgecrest Partners L.P., which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Mr. Prater.

(38)	Includes 9,477 shares underlying warrants. Power to vote or dispose of the shares is held by John F. DeSantis as President of Civic Capital Fund I, LLC.
(39)
Includes 7,582 shares underlying warrants. Power to vote or dispose of the shares is held by Mitch Levine as Managing Member of Enable Capital Management, LLC as Manager of Pierce Diversified Strategy Master Fund LLC, Ena. In addition, an aggregate of 68,234 shares underlying warrants and an aggregate of 136,467 shares of common stock are held by Enable Growth Partners LP and Enable Opportunity Partners LP, which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Mr. Levine. Enable Capital, LLC, an affiliate of Pierce Diversified Strategy Master Fund LLC, Ena, has been one of our financial advisors since August 2004, during which period it offered informal advice on various financial and capital raising matters. In connection with our engagement of Cowen and Company, LLC to act as our exclusive placement agent in the private offering, the shares resulting from which are offered for resale hereunder, Cowen and Company, LLC agreed, at our request, to engage Enable Capital, LLC as an advisor in connection with the private offering and pay Enable Capital, LLC 15% of the placement agent fees earned by Cowen and Company, LLC in connection with the private offering. Cowen and Company, LLC paid Enable Capital, LLC approximately $1.1 million in June 2006 in satisfaction of this obligation.

(40)
Includes 3,791 shares underlying warrants. Power to vote or dispose of the shares is held by Philip J. Hempleman as Investment Advisor to Marion Lynton. In addition, an aggregate of 375,284 shares underlying warrants and an aggregate of 750,568 shares of common stock are held by Ardsley Offshore Fund, Ltd., Ardsley Partners Fund II, L.P. and Ardsley Partners Institutional Fund, L.P., which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Mr. Hempleman.

(41)
Includes 3,500 shares underlying warrants. Power to vote or dispose of the shares is held by Sanford B. Prater as Portfolio Manager of Advantage Advisors Catalyst Partners L.P. In addition, an aggregate of 16,500 shares underlying warrants and an aggregate of 33,000 shares of common stock are held by Ridgecrest Partners QP, L.P., Ridgecrest Partners Ltd., Advantage Advisors Catalyst International Ltd. and Ridgecrest Partners L.P., which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Mr. Prater.

(42)
Includes 3,400 shares underlying warrants. Power to vote or dispose of the shares is held by Sanford B. Prater as Portfolio Manager of Advantage Advisors Catalyst International Ltd. In addition, an aggregate of 16,600 shares underlying warrants and an aggregate of 33,200 shares of common stock are held by Ridgecrest Partners QP, L.P., Advantage Advisors Catalyst Partners L.P., Ridgecrest Partners Ltd. and Ridgecrest Partners L.P., which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Mr. Prater.

(43)
Includes 2,550 shares underlying warrants. Power to vote or dispose of the shares is held by Sanford B. Prater as Managing Member of Ridgecrest Investment Management LLC, the Investment Manager of Ridgecrest Partners Ltd. In addition, an aggregate of 17,450 shares underlying warrants and an aggregate of 34,900 shares of common stock are held by Ridgecrest Partners QP, L.P., Advantage Advisors Catalyst Partners L.P., Advantage Advisors Catalyst International Ltd. and Ridgecrest Partners L.P., which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Mr. Prater.

(44)
Includes 2,000 shares underlying warrants. Power to vote or dispose of the shares is held by Laura Granger, as Managing Director and Portfolio Manager of Credit Suisse Asset Management, LLC, as Investment Advisor of Credit Suisse Small Cap Growth Fund, Inc. In addition, an aggregate of 121,199 shares underlying warrants and an aggregate of 242,398 shares of common stock are held by Credit Suisse Trust-Small Cap Growth Portfolio, Credit Suisse Global Small Cap Fund, Inc. and Credit Suisse Trust-Global Small Cap Portfolio, which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Ms. Granger.

(45)
Includes 500 shares underlying warrants. Power to vote or dispose of the shares is held by Sanford B. Prater as Managing Member of Ridgecrest Capital, LLC, the General Partner of Ridgecrest Partners L.P. In addition, an aggregate of 19,500 shares underlying warrants and an aggregate of 39,000 shares of common stock are held by Ridgecrest Partners QP, L.P., Advantage Advisors Catalyst Partners L.P., Advantage Advisors Catalyst International Ltd. and Ridgecrest Partners Ltd., which shares are also offered under this prospectus, the power to vote or dispose of which is also held by Mr. Prater.

Private Offering Through Which the Selling Security Holders Obtained Beneficial Ownership of the Offered Shares

In May 2006, we raised an aggregate of $145 million in gross proceeds at $26.38 per share and issued an aggregate of 5,496,583 shares of common stock and warrants to purchase an aggregate of 2,748,297 shares of common stock at an exercise price of $31.55 per share. The warrants are exercisable from time to time on or after a date that is the later of (a) six months following May 31, 2006, and (b) the effective date of a registration statement covering the resale of the shares of common stock underlying the warrants, through and including the date that is the later of (i) nine months following May 31, 2006 and (ii) thirty days after the effective date of a registration statement covering the resale of the shares of common stock underlying the warrants. The warrants contain both cash and cashless exercise provisions; however, the cashless exercise provisions contained in the warrants are only applicable in the event that a registration statement covering the resale of the shares of common stock underlying the warrants is not effective or no current prospectus is available for the resale of the shares underlying the warrants on an exercise date after the date that a registration statement covering the resale of the shares of common stock underlying the warrants is to be effective. In aggregate, 8,244,880 shares of common stock resulting from this private offering are being offered hereunder for resale.

We were obligated under a Securities Purchase Agreement, or the Purchase Agreement, related to the above private offering to file, by June 30, 2006, a registration statement with the Commission, registering for resale shares of common stock, and shares of common stock underlying warrants, issued in connection with the private offering. We filed the registration statement with the Commission on June 23, 2006. Our registration obligations also require, that we cause the registration statement to be declared effective on the date, or the Required Effectiveness Date, which is the earliest of (i) if the registration statement does not become subject to review by the Commission, (a) ninety days after the closing date of the private offering, or (b) five trading days after we receive notification from the Commission that the registration statement will not become subject to review and we fail to request to accelerate the effectiveness of the registration statement, or (ii) if the registration statement becomes subject to review by the Commission, one hundred twenty days after the closing date of the private offering. The registration statement was declared effective by the Commission on July 10, 2006.

If we were unable to meet these obligations or if we are unable to maintain the effectiveness of the registration in accordance with the requirements of the Purchase Agreement, then an event of default will have occurred, and upon the occurrence of such event and upon every monthly anniversary thereafter until such event is cured, we will be required to pay to each investor in the private offering, as partial relief for the damages suffered by each investor, which will not be exclusive of any other remedies available under the Purchase Agreement, liquidated damages, and not as a penalty, of an amount equal to 1% of the amount paid by the investor for the shares of common stock still owned by the investor on the date of the event. The maximum aggregate amount of such damages payable to any investor, when aggregated with all such payments paid to all investors, is 10% of the aggregate purchase price for the shares of common stock.

The Purchase Agreement also provides for customary piggy-back registration rights to which the investors are entitled in the event that there is no effective registration statement covering all of the shares of common stock, including the shares of common stock underlying the warrants, whereby the investors can cause us to register such shares for resale in connection with our filing of a registration statement with the Commission to register shares in another offering. The Purchase Agreement also contains customary representations and warranties, covenants and limitations.

We paid cash placement agent fees of approximately $7.25 million to Cowen and Company, LLC, who acted as exclusive placement agent in connection with the private offering, and we have agreed to pay up to an additional approximately $3.90 million in the event that all warrants are exercised in full by the investors.

PLAN OF DISTRIBUTION

The selling security holders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling security holder. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling security holder. If we are notified by any selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling security holders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act, may apply to sales of our common stock and activities of the selling security holders.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Commission allows us to incorporate by reference information we file with it, which means we can disclose important information to you by referring you to documents we have filed with the Commission. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering covered by this prospectus:

•	Our current report on Form 8-K for June 26, 2006, as filed with the Commission on June 27, 2006 (File No. 0-21467);
•	Our current report on Form 8-K for June 20, 2006, as filed with the Commission on June 21, 2006;
•	Our current report on Form 8-K for May 25, 2006, as filed with the Commission on May 31, 2006;
•	Our quarterly report on Form 10-Q for the three months ended March 31, 2006, as filed with the Commission on May 15, 2006;
•	Our current report on Form 8-K for April 19, 2006, as filed with the Commission on April 24, 2006;
•	Our annual report on Form 10-KSB for the year ended December 31, 2005, as filed with the Commission on April 14, 2006;
•	Our current report on Form 8-K for April 13, 2006, as filed with the Commission on April 19, 2006;
•	Our current report on Form 8-K for January 26, 2006, as filed with the Commission on February 1, 2006; and
•
The description of our capital stock contained in Amendment No. 3 to Registration Statement on Form S-1 (Reg. No. 333-127714), as filed with the Commission on November 30, 2005, including any amendments or reports filed for the purpose of updating such description.

Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the Commission, modifies or supersedes that statement. If any statement is modified or superseded, it does not constitute a part of this prospectus, except as modified or superseded.

Information that is “furnished to” the Commission shall not be deemed “filed with” the Commission and shall not be deemed incorporated by reference into this prospectus or the registration statement related to this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and phone number:

Pacific Ethanol, Inc.
5711 N. West Avenue
Fresno, California 93711
Attention: Chief Financial Officer
Telephone: (559) 435-1771

LEGAL MATTERS

The validity of the shares of common stock offered in this offering will be passed upon for us by Rutan & Tucker, LLP, Costa Mesa, California.

EXPERTS

The financial statements incorporated by reference in this prospectus and registration statement have been audited by Hein & Associates LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their report and are incorporated by reference in reliance upon such report and upon the authority of such Firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is North American Stock Transfer Co. Its telephone number is (516) 379-8501.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 with respect to the common stock offered in this prospectus with the Commission in accordance with the Securities Act, and the rules and regulations enacted under its authority. This prospectus does not contain all of the information included in the related registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any document referred to in this prospectus are not necessarily complete, and in each instance, we refer you to the full text of the document which is filed as an exhibit to the registration statement. Each statement concerning a document which is filed as an exhibit should be read along with the entire document. For further information regarding us and the common stock offered in this prospectus, we refer you to the registration statement and its exhibits and schedules, which may be inspected without charge at the Commission’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the Commission at (800) 732-0330 for further information on the Public Reference Room.

The Commission also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the Commission. The Commission’s website address is http://www.sec.gov.

PACIFIC ETHANOL, INC.

PROSPECTUS

July 11, 2006

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained in this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and any accompanying supplement to this prospectus is accurate as of the dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus or a supplement, we are not implying that the information is current as of the date of the delivery or sale.